U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing

                         Commission File Number 0-18945

(CHECK ONE):                 [ ] Form 10-K and Form 10-KSB     [  ] Form 11-K
[  ] Form 20-F               [X] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

     For Period Ended:     MARCH 31, 1996

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

     For the transition period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:  WESTMARK GROUP HOLDINGS, INC.
Former Name if Applicable:
Address of Principal Executive Office (Street Number):

                             355 NE FIFTH AVENUE

City, State and Zip Code:  DELRAY BEACH, FLORIDA 33483

                                    PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report or portion thereof will be filed on or before the 15th calender day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's 10-KSB was filed on May 3, 1996. The Company's accounting department devoted a significant amount of time to the 10-KSB. The accounting department is limited in its personnel and is preparing the first quarter 10-QSB.
                                   PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Dawn M. Drella      (407)           243-8010
(Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes  [X] No

If so: Attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        WESTMARK GROUP HOLDINGS, INC.
                 (Name of Registrant as specified in charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 1996

BY:  /s/ Dawn M. Drella
Dawn M. Drella
Chief Financial Officer